GIVEMEPOWER CORPORATION
LIST OF SUBSIDIARIES

Name of consolidated	State or other jurisdiction of incorporation or organization	Date of incorporation or formation (date of acquisition, if applicable)	Attributable Interest
subsidiary or entity

Alpharidge Capital LLC	California	8/30/2019	100%
Opportunity Fund Capital LLC	California	2/18/2020	100%
Malcom Wingate Cush Franklin LLC	California	2/8/2020	100%